FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 15, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces Decisions of its Board of Directors

April 15, 2015

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or “the Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces the decisions reached at the meeting of its Board of Directors (“BoD” or “the Board”) held on April 14, 2015.

At a meeting held on April 14, 2015, the Board set the date for the Company’s AGM for June 25, 2015. The record date for the Company’s shareholders and ADR-holders entitled to participate in the AGM has been set for May 7, 2015.

The Board recommended that an annual general meeting of shareholders (“the AGM”) approves annual dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or a total of RUB 40.419 billion (RUB 40,418,854,944.12), based on the full-year 2014 financial results. Upon acceptance by the AGM and completion of this payment, MTS will have paid out up to RUB 53.230 billion (RUB 53,230,553,370.52) based on fiscal year 2014 financial results.

The Board recommended that the AGM sets the record date for shareholders and ADR-holders entitled to receive dividends for the 2014 fiscal year for July 07, 2015.

In addition, issues entered into the AGM agenda by the BoD include:

•                  Procedure for conducting the Annual General Shareholders Meeting;

•                  Approval of MTS OJSC Annual Report; MTS OJSC Annual Financial Statements, including MTS OJSC Profit & Loss Statement; distribution of profits and losses of MTS OJSC based on 2014 FY results (including payment of dividends);

•                  Election of members of MTS OJSC Board of Directors;

•                  Election of members of MTS OJSC Auditing Commission;

•                  Approval of MTS OJSC auditor;

•                  Approval of MTS OJSC Charter as amended and restated;

•                  Approval of MTS Regulation on the Annual General Shareholders Meeting as amended and restated;

•                  Approval of MTS Regulation on the Board of Directors as amended and restated;

•                  Approval of MTS Regulation on MTS President as amended and restated;

•                  Approval of MTS Regulation on the Executive Board as amended and restated;

•                  Approval of MTS Regulation on the Auditing Commission as amended and restated.

The following candidates have been nominated for the election to the Company’s Board:

•                  Mr. Michel Combes, independent director;

•                  Mr. Sergei Drozdov, Senior Vice President, Head of the Corporate Governance division, member of Management Board at Sistema JSFC;

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer of MTS;

•                  Ms. Regina von Flemming, independent director;

•                  Mr. Alexander Gorbunov, Executive Vice-President at Sistema JSFC;

•                  Mr. Thomas Holtrop, independent director;

•                  Mr. Stanley Miller, independent director;

•                  Mr. Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Management Board at Sistema JSFC;

•                  Mr. Ron Sommer, Chairman of the Board of Sistema Shyam TeleServices Ltd;

•                  Mr. Mikhail Shamolin, President and Chief Executive Officer, Executive Board Director, Chairman of the Management Board at Sistema JSFC.

***

Biography of Ms. Regina von Flemming

Ms. Regina von Flemming has served as the CEO and Publisher of Axel Springer Russia since 2009. Prior to that she was the founder and owner of Flemming & Partner GmbH Berlin — Moscow, a consultancy providing services in the areas of crisis management, start up, interim management and restructuring, interim CEO in Russia mainly for German and Russian entities.  In 2000 — 2003, she worked as Vice President of the “US Russia Investment Fund” at Delta Capital, one of the first private equity funds in Russia. Prior to joining Delta Capital she assumed various management roles in German companies. Regina graduated from Free University in Berlin with a degree in political science and received a diploma from Sciences Po in Paris in 1992. In 1992-1993, she completed corporate strategy and MBA courses in INSEAD and worked as corporate strategy research assistant there.

Biographies of other candidates are available at the MTS http://www.mtsgsm.com/about/directors/ and Sistema JSFC websites http://www.sistema.com/o-kompanii/korporativnoe-upravlenie/rukovodstvo/.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 15, 2015